CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the quarter ended October 31, 2005 should be read in conjunction with the October 31, 2005 consolidated interim financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is December 29, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company completed its latest drilling program at its 100% owned Robertson Property, located in eastern Lander County, NV. The purpose of the drilling was to expand the 39A Zone indicated mineral resource, test below the Gold Pan resource for deep 39A-type mineralization and assess the “distal target” area to host possible new mineral resources.

The drilling program began June 15, 2005 and was completed August 10, 2005, and consisted of 12 vertical reverse-circulation drill holes, CR05-1 through CR05-12, totaling 10,540 ft. Depth of the holes ranged from 500-ft- to 1,200-ft-deep. All twelve holes returned ore-grade intervals (using a 0.01 oz Au/t cutoff grade) ranging in thickness from 10 ft to 150 ft. A summary of assay results is presented below in Table 1.

Two holes, CR05-1 and CR05-2, were aimed at assessing the potential westward extension of stratiform 39A-type mineralization in to the so-called “distal target” area, located approximately 1,500 ft northwest of the 39A Zone. Both holes were completed to a depth of 1,200 ft. This mineralized area is currently defined by six widely spaced RC holes covering an area roughly 2,000 ft in a northwesterly direction by 900 ft in a southwesterly direction. Within this zone, the best results were returned by hole AT-3, which cut 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t, from 1,120 ft. Hole CR05-1 was collared 200 ft west of and 50 ft above AT-3 and CR05-2 was collared 200 ft NNW of and 50 ft above AT-3. Beginning at a depth of 945 ft, CR05-1 intersected an 80-ft-thick interval that averaged 0.110 oz Au/t, including 25 ft averaging 0.262 oz Au/t, from 950 ft. Hole CR05-2 encountered a 150-ft-thick zone that averaged 0.059 oz Au/t, including 80 ft averaging 0.085 oz Au/t, from 905 ft. Within the higher grade portion of the intercept was 35 ft averaging 0.128 oz Au/t. Mineralization in both holes, as well as in AT-3, is hosted by retrograde-altered calc-silicate and quartz hornfels strata.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

Six holes totaling 4,250 ft were drilled in the immediate vicinity of the current 39A Zone indicated mineral resource. Four of these holes, CR05-3 through CR05-6, were drilled in the southern portion of the zone and two holes, CR05-7 and CR05-8, were completed along the suspected northern projection of 39A mineralization. Two step-out holes, CR05-3 and CR05-8, expanded the zone about 100 ft to the southeast and at least 200 ft to the north, respectively. Hole CR05-3, which offset high-grade intercepts in existing holes 99413 and AT-64 to the east, encountered a 90-ft-thick zone that averaged 0.069 oz Au/t, starting at 375 ft. Within this interval, is a 60-ft-thick zone that averages 0.098 oz Au/t, from 385 ft. Hole CR05-8 was collared along the projected northward trend of the 39A Zone over 400 ft north of previous high-grade intercepts. Starting at 785 ft, the hole returned 75 ft that averaged 0.069 oz Au/t, including 20 ft averaging 0.181 oz Au/t, from 785 ft. Mineralization cut by these holes is hosted by strongly retrograde-altered biotite, calc-silicate and quartz hornfels and remains open for potentially significant expansion both to the southeast and north.

In the Gold Pan Zone, holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected. Beginning at about 1,040 ft and continuing to 1,150 ft, hole CR05-12 encountered very strongly developed retrograde alteration containing 2 to 60 percent replacement and veinlet sulfides. Starting at 1,055 ft, the hole intersected 95 ft averaging 0.019 oz Au/t, including 65 ft averaging 0.023 oz Au/t. Gold values up to 0.083 oz/t are associated with semi-massive sulfide layers.

The 2005 drilling identified much stronger mineralization than previously encountered in the “distal target” area suggesting excellent potential for developing new mineral resources in this area with additional drilling. In the 39A Zone, drilling indicates that the southern portion remains open for limited expansion to the southeast. However, results from drilling at the extreme north end of the zone suggests good potential for discovering additional higher grade resources in that area with continued drilling. Results from three of the four wide spaced drill holes collared in the near surface Gold Pan mineral resource, identified a widespread zone of strongly developed retrograde alteration carrying local ore-grade gold values at depths (850-1,045 ft) where the 39A zone was projected to be. In addition, the zone of mineralization and/or alteration is coincident with a series of close-spaced sills that apparently fill a low-angle structural zone that dips gently northward. This may be the principal “feeder structure” for the 39A Zone. Drilling in the “deep” Gold Pan zone has provided clear evidence that 39A-type mineralization is present and remains an excellent exploration target for the discovery of new mineral resources. In view of these encouraging results, the Company is planning additional drilling.

During the quarter, the Company completed the purchase of 1,391,860 shares of Marcus Corporation (“Marcus”). Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company now controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

In consideration of the acquisition, the Company issued one common share of the Company for every four (4) common shares of Marcus, for a total of 347,964 common shares of the Company. In addition, each tendering Marcus shareholder received a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two (2) shares of the Company received on the share exchange.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

Norma Sass Property

During the quarter, the Company received results of Agnico Eagle (USA) Ltd.’s (“Agnico Eagle”) 2005 drilling programs on its Norma Sass and Lander Ranch properties in the Crescent Valley area, Nevada, USA. The first year of Agnico Eagle’s lease required that a total of 13,000 feet be drilled on the claims. The Norma Sass and Lander Ranch drill footage totaled 13,890 feet. Based on the encouraging results, Agnico Eagle plans to continue its lease agreement with Coral Gold which has a minimum work commitment of 15,000 feet in the second year.

At the Norma Sass property which adjoins Cortez GML’s Gold Acres mine, the drilling program from 23 April to 8 July 2005 consisted of 6 vertical drill holes spaced across the property. These holes explored two major fault structures (the Gold Acres and Island faults) which are considered to be conduits for gold mineralization in the Gold Acres mine. In addition holes NS0502 and NS0503 explored an area in the north east corner of the Norma / Sass property where shallow drilling by Coral Gold in 1995 had intersected Gold values.

At the Lander Ranch property, Agnico Eagle drilled two vertical holes (9 - 29 July 2005) totalling 3,240 feet. These explored an area of gold mineralization at intersections of major fault structures in Upper Plate Siltstones and Sandstones in a similar geologic setting to Coral Gold’s Robertson property (which adjoins Lander Ranch on its south side). This area of gold mineralization was discovered by Cortez Gold Mines in 1999 with the drilling of a single vertical 1,500 ft RC hole located on intersecting faults. This intersected gold mineralization:-

1,140 - 1,200 ft (60 ft)  0.051 oz / t Au
1,270 - 1,380 ft (110 ft)    0.037 oz / t Au

The Agnico Eagle program extended the area of gold mineralization originally discovered by Cortez GML.

The Norma Sass property is owed 66.6% by Coral Gold and 33.3% by Levon Resources Ltd.

Results of operations

Three months ended October 31, 2005 compared with the three months ended October 31, 2004

General and administrative expenses

General and administrative expenses totaled $142,300 for the quarter ended October 31, 2005 compared with $141,559 for the quarter ended October 31, 2004, an increase of $741. In the current quarter there were increases of $5,488 in investor relations and shareholder information and $24,711 in legal and accounting fees. These increases were offset by a decrease of $4,689 in consulting fees, $15,345 in office and miscellaneous and $4,769 in transfer agent fees compared to the quarter ended October 31, 2004. Accounting fees were higher due to the timing of the billing for audit services and legal fees were higher due to SEC filing requirements during the quarter ended October 31, 2005. Office and miscellaneous costs decreased because of a switch from using a contractor to provide bookkeeping and administrative services to employees providing the service through the Oniva cost sharing agreement.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

Loss for the period

The loss for the quarter ended October 31, 2005 was $168,253 compared with a loss of $195,850 for the quarter ended October 31, 2004. The loss decrease of $27,597 in the current quarter is partially due to a decrease of $33,645 in foreign exchange losses. The quarter ended October 31, 2005 also experienced a decrease of $5,307 in interest revenue due to the reduction of cash held in guaranteed investment certificates from $2,000,000 for the quarter ended October 31, 2004 to $550,000 for the quarter ended October 31, 2005. The balance of the decrease in loss for the quarter ended October 31, 2005 is attributed to general and administrative expenses as noted above.

Nine months ended October 31, 2005 compared with the nine months ended October 31, 2004.

Head office-general and administrative expenses

General and administrative expenses totaled $471,743 for the nine months ended October 31, 2005 compared with $370,792 for the nine months ended October 31, 2004, an increase of $100,951. The increase in general and administrative expenses is partially due to a $36,400 stock based compensation expense that was recorded for the nine months ended October 31, 2005 compared to nil for the nine months ended October 31, 2004. The remainder of the overall increase in expenses is due to the same reasons as noted in the comparison for the three months ended October 31, 2005 to the three months ended October 31, 2004. There was significantly more travel during the nine months ended October 31, 2005 to promote the company internationally resulting in an increase in travel costs of $32,452. The process of fulfilling SEC filing requirements for the nine months ended October 31, 2005 resulted in legal and accounting costs being $61,231 higher. The decrease in office and miscellaneous costs and increase in salaries and benefits expenses resulted in net costs being $16,939 less for the nine months ended October 31, 2005. As noted earlier in the three month comparison, this is due to a switch from contractors to in-house staff to fulfill various administrative functions. The benefit to the Company was more than this amount would indicate. Overall staffing levels were actually higher for the nine months ended October 31, 2005 to handle the increase in activities to administer and promote the company and fulfill regulatory filing requirements.

Loss for the period

Loss for the nine months ended October 31, 2005 was $498,539 compared with a loss of $405,929 for the nine months ended October 31, 2004, for an increase of $92,610. The primary reasons for the increase in the loss for the nine months ended October 31, 2005 compared to the nine months ended October 31, 2004 are the increased administrative expenses of approximately $100,951 as discussed above, a decrease of 15,164 in interest income and an offsetting decrease in foreign exchange loss of $27,525.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

Summary of Quarterly Results

	2005	2005	2005	2005	2004	2004	2004	2004
Period ended	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4
Loss	$(168,253)	$(149,817)	$(180,467)	$(472,890)	$(195,850)	$(113,781)	$(96,297)	$(119,187)
Loss per share	(0.03)	(0.03)	(0.04)	(0.10)	(0.04)	(0.02)	(0.02)	(0.03)
Total assets	10,804,393	10,501,557	10,591,164	10,749,628	10,730,245	10,970,422	11,094,375	10,967,000

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. As of January 1, 2004 the Company is required to record the fair value of stock options granted to employees and non-employees whereas prior to that time only non-employee stock options were applicable. The quarters that stock-based compensation significantly impacts are Q4-January 31, 2005 for $343,000 and Q1-April 30, 2005 for 36,400. The Q3-October 31, 2004 loss is high due to a $62,669 foreign exchange loss. Total asset have trended downward due to no funds raised through private placements since Q1-April 30, 2004. Total assets for Q3-October 31, 2005 went against the trend due to the acquisition of the Marcus Corp. shares.

Liquidity and capital resources

At October 31, 2005, the Company had cash and cash equivalents of $643,748 and working capital of $676,017. The Company feels it has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $543,393 during the period ended October 31, 2005 on mineral exploration, of which $538,051 was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the nine month period ended October 31, 2005 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$127,392 (2004 - $77,161) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$67,500 (2004 - $67,500) management fees to a private company controlled by a Director;

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

iii)	$22,500 (2004 - $22,500) in consulting fees to a private company owned by a Director; and

iv)	$2,000 (2004 - $nil) in consulting fees to a private company owned by a Director.

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $52,958 (2004: $11,299) due from two companies with common management and common directors.

c)
Advances payable include $19,333 (2004 - $12,658) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; $26,713 (2004 - $nil) due to the private company that provides administrative services as disclosed in note 6(a)(i) above; $7,675 to a private company controlled by a Director of the Company in regards to management fees and $952 (2004 - $nil) due to a private company controlled by a Director of the Company for expense reimbursements.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the quarter, $22,500 was paid to the President for his services as director and officer of the Company, $7,500 was paid to a Director for his consulting services, $5,200 was paid to the V.P. Explorations for his services as a director and geological consultant and $3,443 was paid to the Secretary for her services as an officer of the Company.

Changes in accounting policies

None.

Outstanding share data

At October 31, 2005 there were 5,001,369 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.70	December 1, 2009	385,900
$1.70	April 12, 2010	42,500
		428,400

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2005

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares

$3.60	November 17, 2005	204,425
$3.90	December 19, 2005	102,956
$4.80	February 16, 2006	104,380
$5.50	February 17, 2006	148,340
$3.10	October 12, 2006	400,000
$2.00	September 15, 2007	159,001
$2.00	September 15, 2007	14,974
		1,134,076

Commitment

The Company entered into an Investor Relations Agreement with a firm to provide investor relations services in Europe. The Company will pay $1,500 per month for twelve months with the agreement being effective July 1, 2005.

Subsequent events

Subsequent to the period end, 204,425 warrants expiring on November 17, 2005 at $3.60 were extended until November 17, 2006 and 102,956 warrants expiring on December 19, 2005 at $3.90 were extended until December 19, 2006.

The Company arranged a non-brokered private placement of up to 1,500,000 common shares at a price of $3.00 per share. The placee for up to 1,250,000 shares is Mr. Robert R. McEwen and upon closing he will hold just under 20% of the outstanding shares.

The Company also announced the appointment of Mr. Robert R. McEwen to the Board of Directors and as Executive Chairman of the Company.